Exhibit 99.3

May 14, 2014

To whom it may concern:

Company name: UBIC, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: UBIC, NASDAQ)

Contact: Masami Yaguchi,

Chief Financial Officer and

Chief Administrative Officer

Tel: +81-3-5463-6344

Differences between Forecasts and Results

For the Year Ended March 31, 2014

UBIC, Inc., announces the differences between the adjusted forecasts for the year ended March 31, 2014, announced on November 13, 2013, and the results for the same period, announced today, as follows

Revision of the consolidated forecasts for the year ending March 31, 2014 (April 1, 2013 through March 31, 2014)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Forecasts announced on November 13, 2013 (A)	4,400	(255)	(360)	(275)	(8.16)
	-4,800	-100	-0	-(50)	-(1.48)
Actual (B)	4,171	(598)	(629)	(604)	(17.74)
Differences (B) - (A)	(229)	(343)	(269)	(329)
	-(629)	-(698)	-(629)	-(554)	—
Changes (%)	(5.2)
	-(13.1)	—	—	—	—
(Reference) Results for the year ended March 31, 2013	4,679	920	872	500	15.84

Note: The Company effected ten-for-one splits of its shares of common stock as of April 1, 2014. For the purpose of calculating annual net income per share, the stock split is assumed to have occurred at the beginning of the year ended March 31, 2014.

Net sales for the year ended March 31, 2014, fell short of forecasts due to scale-down and postponement of the projects included in the forecasts, despite an increase in the number of new discovery projects supported by further branding through media and significant progress in technical verification in the second half of the year ended March 31, 2014. Operating income (loss) fell below the forecasts, as vigorous cost-reduction efforts were not able to fully offset the lower net sales.